September 20, 2017

Via EDGAR Submission

Mr. Carlos Pacho

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, DC 20549

Re:	MEDNAX, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed February 10, 2017

Response Dated August 11, 2017

File No. 001-12111

Dear Mr. Pacho:

We have received the Staff’s comment letter dated September 8, 2017 (the “Comment Letter”), addressed to the undersigned, as Chief Financial Officer of MEDNAX, Inc. (the “Company”), relating to the Annual Report on Form 10-K filed by the Company for the year ended December 31, 2016. As discussed with Robert Littlepage, it is our intention to file a response to the Comment Letter by October 20, 2017.

If you or any other member of the Staff should have any questions regarding this letter, please feel free to contact the undersigned by phone at 954-384-0175, extension 5083, or alternatively, to contact Dominic J. Andreano, the Company’s general counsel, by phone at 954-384-0175, extension 5623.

Very truly yours,

/s/ Vivian Lopez-Blanco

Vivian Lopez-Blanco
Chief Financial Officer

cc:	Kathryn Jacobson (SEC)

Robert S. Littlepage (SEC)

Dominic J. Andreano, Esq. (MEDNAX)

Joshua M. Samek, Esq. (Greenberg Traurig)